May 17, 2007
Via EDGAR Correspondence and Facsimile
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Consolidation Services, Inc.
Registration Statement on Form SB-2
File No. 333-142105

Dear Mr. Owings:
     As counsel to Consolidation Services, Inc. (the “Company”), we are writing to provide you with supplemental information in response to Comment Nos. 1 and 3 in the Staff’s Comment Letter to the Company dated May 9, 2007. Once you have had an opportunity to review the letters and respond we will be in a position to file Amendment No. 1 to the above-captioned Registration Statement.
General
1. Management of the Company has extensive public company experience and is fully prepared to demonstrate that Rule 419 under the Securities Act of 1933, as amended, does not apply to the Company or this Offering.
     The Company was formed to engage in a “roll-up” of the foodservice industry. This is expected to be accomplished through a series of acquisitions either on the supply side, the distribution side, or otherwise, in such industry. We will delete references intended to give

Mr. H. Christopher Owings
May 17, 2007

management the flexibility to enter other industries if they are unable to execute their business plan for the foodservice industry. One such reference is the last sentence in the Prospectus Summary on page 3 under “Our Company” which reads: “However, we will consider other industries or areas in the best interests of the Company if we are unable to execute our business strategy described below.” We will also delete references to mergers where the Company is not the surviving entity or where current management resigns.
     The Company was formed to make acquisitions, though a publicly traded entity that would be able to register stock for the prior owners of acquired companies. It was not formed to merge with an operating entity and have current management resign, as is normally the case with a blank check company. Management will represent that for at least 12 months they will not voluntarily give up control of the Company or leave the Company’s operations.
     In order to be able to make acquisitions through a combination of cash and stock the Company needs to be a publicly owned company. However, if the Company was to file a Form 10-SB and become a reporting company it will not have any registered shares. If they were to seek out an underwriter and do a registered initial public offering, it would take several months and there can be no guaranty of success. In fact, Management has found it virtually impossible to involve the traditional investment banking community in early development stage companies. Start-up companies, such as the Company, depend on friends and relatives for seed money and for Management’s efforts in raising money on their own. However, once Management executes the early stages of a business plan, such as outlined in the prospectus, then the investment banking community usually becomes receptive.
     Based on management’s prior experience (see below) they intend to raise necessary capital on their own. Only, by registering the shares sold in the Company’s February 2007 Regulation D private placement (the “Private Placement”) can the Company create a float needed to obtain a listing on the OTC Bulletin Board. Once a public market for the Company’s securities is established, Management will them be able to seek necessary funding for the Company. No attempts have been made, to date, to seek such funding, as the Private Placement was solely to raise funds for the costs of this Registration Statement.
     Through the offering proposed to be made in this registration statement, the Company does not intent to raise money as it is for selling shareholders only. While the Company desires to register the shares underlying the Warrants, it understands that a post-effective amendment will, in all likelihood, be required to effect a warrant exercise and raise money in that manner. We can further clarify, that the Company will not raise any money under this prospectus without a post-effective amendment for the warrant exercise.
     Lastly, however, possibly most important, is Management’s prior track record, as disclosed under “Management”. Between 1995 and 1998, Johnny Thomas and John Francis, the

Mr. H. Christopher Owings
May 17, 2007

co-founders of AgriBioTech (NASDAQ: ABTX) made 34 acquisitions and took the Company from $29,000 to approximately $400 million in revenue. This was a roll-up of the agricultural seed industry. While ABTX obtained a commercial bank line of credit for $100 million and raised money from top tier underwriters on Wall Street it had humble beginnings like Consolidation Services, Inc. ABTX started by self funding with Regulation D Warrants the same as the Company. ABTX raised in excess of approximately $200 million which is the amount being registered by the Company upon full exercise of the Company’s warrants. ABTX’s warrants were exercised without an underwriter through Management’s efforts. Management of the Company intends to stay with the strategy which proved successful for them in the past.
     On the other hand, both John Francis and Johnny Thomas had Rule 419 Registration Statements which were declared effective by the Commission, namely Hunapu, Inc. and Twin Lakes, respectively, which were both sold. They fully understand the difference between companies formed to be acquisition vehicles, such as the Company, and blank check companies formed to merge with an operating Company.
3. Use of Rule 415
     The Company acknowledges the fact that it is not eligible to use Form S-3 for a primary offering or to conduct an at-the-market offering under Rule 415(a)(4). The Company desires to register shares solely for a secondary offering pursuant to Rule 415(a)(1)(i). For the reasons stated above, the Company desires to become a reporting company. It is not seeking to raise money through the offering, nor is it seeking to have any selling shareholders act as a conduit for the issuer.
     As stated above, in response to Comment No. 1, to the extent there is a fundamental change in the Company’s business (e.g., acquisitions are completed) the registration statement will not be used without a post-effective amendment relating to the exercise of warrants. In reaching a conclusion, we wish to point out to the Staff that the Company’s warrants are exercisable at a fixed price and there is no price-based anti-dilution protection. However, if the Staff believes that this registration statement should not be used, even with a post-effective amendment, for any warrant exercise, we will remove the warrant shares from the registration statement and include them in a subsequent registration statement after this one is declared effective. Alternatively, the Company can limit this registration statement to the 1 million shares sold in the Private Placement plus the shares underlying the Warrants issued in the Private Placement. In that case, we would remove from registration the 9 million shares and the 27 million shares underlying warrants beneficially owned by Management. If any of the selling shareholders who purchased shares in the private placement are deemed affiliates of Management, even if beneficial ownership is disclaimed for estate planning purposes,

Mr. H. Christopher Owings
May 17, 2007

appropriate disclosure will be made that the selling shareholders are deemed to be statutory underwriters.
     We are providing you with the following information response to the factors enumerated in Telephone Interpretation No. 29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.
     As set forth above, by eliminating the resale of founders’ Shares held by Management, the Registration Statement will be a resale registration statement solely by Private Placement purchasers of the Company’s securities. The Private Placement purchasers are people known or related to the Company and its Management or people doing business with the Company which is not an unusual situation for start-up entities. As a secondary offering, if there are no sales by affiliates where the proceeds could come back to the Company, it is not necessary to fix the offering price for the duration of offering or identify all selling shareholders as underwriters. As stated above, if a Selling Shareholder is an affiliated entity of a member of Management, we will make appropriate disclosure of underwriter status. The principal reason that shares were sold to friends, business associates and relatives of the Company’s founders is that those were the persons that such founders felt would be willing to make a nominal investment for their shares. No shares were offered to anyone whose names do not appear in the “Selling Stockholders” section of the “Prospectus”. The following reason for the Private Placement shall be described in the “Use of Proceeds” section of the Prospectus.
     The manner in which the Selling Shareholders acquired their shares shall be indicated in the “Use of Proceeds” section of the Registration Statement which shall be amended to read as follows:
     “In February 2007, the Company sold 1,000,000 shares of its common stock to 35 persons for $50,000 pursuant to Regulation D under the Securities Act. The sale of such shares was not specifically intended to raise financing since the funds raised were de minimis intended to cover formation costs and the costs of this registration statement. The February 2007 Private Placement was intended to establish a shareholder base whose shares could be registered in order to create a public market for our securities. This will enable the Company to be able to execute its business plan of acquiring companies as a public company which could register securities for the prior owners of acquired companies. It was also intended to get relatives and business associates of management involved in our business.”

Mr. H. Christopher Owings
May 17, 2007

     We will also file as an Exhibit to the Registration Statement, the form of Subscription Agreement dated February 9, 2007 signed by each Selling Shareholder. The Selling Shareholders’ representations and warranties are set forth in Section 6 of the Subscription Agreement. Notwithstanding the fact that the Company is registering the Shares for resale, each purchaser acknowledged, among other things, in this Subscription Agreement, Section 6(b) that he had knowledge and experience in financial and business matters to enable him to evaluate the merits and risks of an investment in the Company; (c) was forwarded any materials concerning the Company which he requested; (d) was acquiring the shares for investment purposes only and would not transfer the shares unless they are registered or exempt from registration.
     We have been advised by Management that none of the selling shareholders are in the business of underwriting securities and have further indicated in the aforesaid “Selling Stockholders” section that “To the best of management’s knowledge, none of the Selling Stockholders are broker/dealers or affiliates of broker/dealers.”
     As stated above, the Company’s Management has confirmed to us that none of the selling shareholders are acting as a conduit for the Issuer. If and when a market develops for the Company’s securities, if the Selling Shareholders continue to hold their shares, it may reasonably be expected that they may sell their shares for substantially more than the $.05 per share paid by each of them.
     As stated above, the reason that shares were sold to friends, business associates and relatives of the Company’s founders in that those were the persons that such founders felt would be willing to make a nominal investment for their shares.” This was necessary by the Company in order to have registered shares to commence public trading in the Company’s securities. Since the Company was just formed it would have been extremely difficult for the Company to seek to raise money at substantially higher prices prior to being a public company.
     The Company is seeking to register the shares now in order to execute its business plan. The fact that the shares were issued in February, three months ago, is not relevant for several reasons. As stated above, a nominal investment was made without expectation that the shares would be registered in any given time period. The Selling Shareholders did not demand registration, so it is not at all similar to PIPE offerings, where the Company is being funded by investors and the resale of these shares may in fact be deemed to be a primary offering where the Sellers were acting as conduits for the issuer.
     The Company will be glad to provide you with any additional information and discuss any modifications needed to the Registration Statement in order to comply with the Commission’s rules and regulations. Please do not hesitate to call here if I can be of any further assistance.

Mr. H. Christopher Owings
May 17, 2007

     Once we hear back from the Staff, we will revise the Registration Statement, accordingly.
     Should you desire any further information, please do not hesitate to contact the undersigned at (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

Elliot H. Lutzker
cc: Consolidation Services, Inc.